SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

SoundHound AI, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

836100 107

(CUSIP Number)

Global Catalyst Partners III, L.P.

6239 Mojave Drive

San Jose, CA 95120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Global Catalyst Partners III, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 35,188,205
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 35,188,205
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,188,205
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 22.5% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)

The percent of class was calculated based on 156,107,110 shares of Class A Common Stock outstanding, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2022.

(1)	Name of Reporting Persons: Global Catalyst Venture Management III, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 35,188,205
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 35,188,205
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,188,205
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 22.5% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)

The percent of class was calculated based on 156,107,110 shares of Class A Common Stock outstanding, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2022.

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Reporting Persons on May 6, 2022 (the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to include the following:

Amended and Restated Registration Rights Agreement

On May 11, 2022, Global Catalyst Partners III, L.P. entered into an amended and restated registration rights agreement with the Issuer and certain other parties thereto (the “Registration Rights Agreement”). The Registration Rights Agreement requires the Issuer to, among other things, file a resale shelf registration statement on behalf of the stockholders no later than 60 days after the Closing. The Registration Rights Agreement will also provide certain demand registration rights and piggyback registration rights to the stockholders, subject to underwriter cutbacks and issuer blackout periods. The Issuer will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, a copy of which is included as Exhibit 99.4 to the Schedule 13D and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement (filed herewith).

Exhibit 99.4	Form of Amended and Restated Registration Rights Agreement, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 2, 2022).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 13, 2022

GLOBAL CATALYST PARTNERS III, L.P. By: Global Catalyst Venture Management III, LLC Its: General Partner

/s/ Kamran Elahian
Name: Kamran Elahian Title: Managing Member

GLOBAL CATALYST VENTURE MANAGEMENT III, LLC

/s/ Kamran Elahian
Name: Kamran Elahian Title: Managing Member